

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
Las Vegas, Nevada 89119

> **Re: EZJR, Inc.**
> **Registration Statement on Form 10**
> **Amended April 7, 2011**
> **File No. 000-53810**

Dear Mr. Jesky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Special Note Regarding Potential Actions by Affiliated Shareholders, page 4

1.   Regarding your response to prior comment 2:

- Please tell us why you believe that it is appropriate in your table on page 4 to represent to investors that the companies "Acquired [an] Operating Business" at inception given those companies' assets and revenue at inception. Also, please combine the information regarding these companies here and on page 27 in a manner that fully and clearly presents all material disclosure without requiring investors to piece together information from multiple locations in your document or from other documents. Include clearly in your revised disclosure the nature of your affiliates' control over those companies, whether through management or ownership, and the date and manner in which that control ended. Also include in the revised disclosure how each company's business changed from what it originally disclosed to investors.

- Please expand your disclosure to explain clearly how rule 419 limits your use of proceeds that you might receive if you engage in an applicable securities offering. As a related matter, please also disclose in an appropriate section of your document how Rule 144(i) affects sales of your securities by your shareholders; see Regulation S-K Item 201(a)(2).

Related Transactions, page 29

2.   Please clarify what you mean by your disclosure that the "funds were made available through an attorney's client trust account" and why that is relevant to investors. Do you mean that the money was from your two major shareholders, but held by an attorney? Who was the attorney?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.